Filed by Navios Maritime Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Midstream Partners L.P.

Commission File No.: 001-36738

Commission File No. for Registration Statement: 333-228051

Date: December 11, 2018

Source: Navios Maritime Acquisition

December 11, 2018 09:10 ET

Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P. Announce Preliminary Election Results

MONACO, Dec. 11, 2018 (GLOBE NEWSWIRE)—Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) announced the preliminary results of the elections made by public unit holders of Navios Midstream regarding the consideration to be received in connection with the acquisition of Navios Midstream by Navios Acquisition (the “Acquisition”).

As announced on October 7, 2018, Navios Midstream and Navios Acquisition entered into a definitive agreement under which Navios Acquisition would acquire all of the publicly held units of Navios Midstream for shares of Navios Acquisition common stock. The Acquisition is expected to close on or about December 13, 2018. The deadline for Navios Midstream’s public unit holders to elect the form of consideration to be received in the Acquisition was 5:00 p.m. Eastern Time, on December 10, 2018 (the “Election Deadline”).

As of December 10, 2018, there were approximately 20,947,418 Navios Midstream common units outstanding, of which approximately 41.9% are publicly held. Based on available information as of the Election Deadline, the preliminary merger consideration election results are as follows:

•	Holders of approximately 22.2% of the outstanding publicly held Navios Midstream units, or 1,950,969 Navios Midstream units, elected to receive common stock.

•	Holders of approximately 2.7% of the outstanding publicly held Navios Midstream units, or 239,220 Navios Midstream units, elected to receive preferred stock.

Pursuant to the definitive acquisition agreement, holders of approximately 75.1% of the publicly held Navios Midstream units (6,586,779 Navios Midstream units) who failed to make a valid election are deemed to have elected to receive common stock. Furthermore, since more than 80% of the outstanding publicly held Navios Midstream units elected, or are deemed to have elected, to receive common stock, it is anticipated that the common stock will be issued to all holders of the publicly held Navios Midstream units.

No fractional shares of Navios Acquisition common stock will be issued. Each public holder of Navios Midstream units who would otherwise have been entitled to receive a fractional share of Navios Acquisition common stock of more than 0.5 will receive, in lieu of such fractional share, a full share of Navios Acquisition common stock. Each holder of publicly held Navios Midstream units who would otherwise have been entitled to receive a fractional share of Navios Acquisition common stock of less than 0.5 will receive no consideration for such fractional share, which shall be forfeited.

After the final results of the election process are determined, the final merger consideration, and the allocation of the merger consideration, if at all, will be calculated in accordance with the terms of the merger agreement.

About Navios Maritime Acquisition Corporation

Navios Acquisition is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Merger, Navios Acquisition has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an Information Statement of Navios Midstream and a Prospectus of Navios Acquisition. Investors are urged to read the registration statement and the related information statement/prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Acquisition shares and the Merger. Investors may obtain free copies of the registration statement and the related information statement/prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Merger and the expected impact of the Merger on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com